As filed with the Securities and Exchange Commission on May 13, 2022

1933 Act File No. 333-239995
1940 Act File No. 811-23592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 7	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 10	☒
(Check appropriate box or boxes.)

FIRST EAGLE CREDIT OPPORTUNITIES FUND
(Registrant Exact Name as Specified in Charter)
1345 Avenue of the Americas
New York, New York 10105
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 698-3300

David O’Connor First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, NY 10105 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)	With copies to: Nathan J. Greene, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐  Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒  Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐  Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐  Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐  Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐  when declared effective pursuant to Section 8(c) of the Securities Act.

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)
☒	on May 31, 2022 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1)

If appropriate, check the following box:

☒ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐  This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐  This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒  Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐  Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒  Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐  A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐  Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐  Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐  If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐  New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 of the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of delaying, until May 31, 2022, the effectiveness of the registration statement for First Eagle Credit Opportunities Fund, filed in Post-Effective Amendment No. 5 (“PEA No. 5”) on March 15, 2022, pursuant to paragraph (a) of Rule 486 of the 1933 Act. Since no other changes are intended to be made to PEA No. 5 by means of this filing, Parts A, B and C of PEA No. 5 are incorporated herein by reference.

PART A – PROSPECTUS

The Prospectus for First Eagle Credit Opportunities Fund is incorporated herein by reference to Part A of PEA No. 5.

PART B – STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for First Eagle Credit Opportunities Fund is incorporated herein by reference to Part B of PEA No. 5.

PART C – OTHER INFORMATION

The Part C for First Eagle Credit Opportunities Fund is incorporated herein by reference to Part C of PEA No. 5.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 13th day of May 2022.

FIRST EAGLE CREDIT OPPORTUNITIES FUND
(A Delaware statutory trust)

By:	/s/ Mehdi Mahmud
Name:	Mehdi Mahmud
Title:	President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*
John P. Arnhold	Trustee	May 13, 2022

*
Candace Beinecke	Trustee	May 13, 2022

*
Jean Hamilton	Trustee	May 13, 2022

*
Nancy Hawthorne	Trustee	May 13, 2022

/s/ Mehdi Mahmud
Mehdi Mahmud	Trustee	May 13, 2022

/s/ Joseph Malone
Joseph Malone	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 13, 2022

*By:	/s/ Mehdi Mahmud
Mehdi Mahmud, Attorney-in-Fact